SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange regarding exchange rate clarification

Telefónica de Argentina S.A.

Buenos Aires, September 28th, 2009

Messrs.
Comisión Nacional de Valores [National Securities and Exchange Commission]

Ref.: Telefónica de Argentina S.A. – Relevant Fact Notice

Dear Sir,

I am writing to you in my capacity as attorney of Telefónica de Argentina S.A., with main place of business at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in order to attach hereto a copy of a supplementary Press Release related to the offer to buy corporate bonds issued by the Company and reported last Friday 25.

Yours sincerely,

/s/ Santiago Barca
Attorney
Title

FOR IMMEDIATE RELEASE

TELEFÓNICA DE ARGENTINA S.A. ANNOUNCES CLARIFICATION OF SOURCE OF FOREIGN EXCHANGE RATE TO BE USED IN CONNECTION WITH ITS TENDER OFFER FOR ITS 8.850% CONVERSION NOTES DUE AUGUST 2011, 9.125% NOTES DUE NOVEMBER 2010 AND 8.850% NOTES DUE AUGUST 2011

BUENOS AIRES, ARGENTINA, September 28, 2009 — Telefónica de Argentina S.A. (the “Company”) announced today that in connection with its previously announced cash tender offers (the “Offers”) for its outstanding 8.850% Conversion Notes due August 2011, 9.125% Notes due November 2010 and 8.850% Notes due August 2011 (collectively, the “Notes”) it will use the EMTA ARS Industry Survey Rate (the “EMTA Rate”), and not the exchange rate as reported by Argentina’s Central Bank (tipo de cambio de referencia), to determine the Argentine peso/U.S. Dollar exchange rate for purposes of any payments to be made in Argentine pesos pursuant to the Offers.  The EMTA Rate will also be used for purposes of determining whether the foreign exchange rate condition to the Offers has been satisfied.

The EMTA Rate can be accessed via: https://mbrservices.net/emtatest/currate.asp.

This press release is for informational purposes only and is not an offer to purchase any Notes.  The Offers are being made only through an Offer to Purchase dated September 24, 2009 (the “Offer to Purchase”) and a related Letter of Transmittal dated September 24, 2009 (the “Letter of Transmittal”), and the information in the Offer to Purchase and the Letter of Transmittal is hereby amended and supplemented by the information contained in this press release.

The Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or blue sky laws or other laws of such jurisdiction.  In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of the Company by the dealer manager or one or more registered broker dealers under the laws of such jurisdiction.

About Telefónica de Argentina S.A.

Telefónica de Argentina S.A. was incorporated in Argentina in 1990 as an Argentine sociedad anónima (a limited liability company).  Telefónica de Argentina S.A. has a non-expiring license to provide telecommunications services throughout Argentina. Telefónica de Argentina S.A. also provides other telephone-related services such as international long-distance service, data transmission and Internet service.

CONTACT:	Telefónica de Argentina S.A.
Irene Bertuzzi
(54 11) 4332-3857
bertuzzi@telefonica.com.ar

SOURCE:	Telefónica de Argentina S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	September 28, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel